EXHIBIT 3


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1997


                  Notice is hereby given that the following  filing(s)  has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
                  Interested  persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Central and South West Corporation (70-____)
                  Central  and South  West  Corporation  ("CSW"),  a  registered holding company, and Central and South West Services, Inc. ("Services" and, collectively with CSW, the "Applicants"), a service company subsidiary of CSW, have filed a Form U-1 Application-Declaration in this file under Sections 6(a), 7, 9(a), 10, 11 and 12(b) of the Act, and Rule 54 thereunder.
                  Specifically,  the  Applicants  request  authority  to: (a) to engage in the business of selling, leasing and renting electric bicycles, tricycles, scooters, skateboards and similar vehicles, as well as retrofit kits to convert existing bicycles to electric power ("EBikes") to consumers, either directly by Services or indirectly by a newly formed subsidiary of CSW ("NewCo"); (b) to engage in various activities regarding equipment and facilities related to electric vehicles, including the ownership, operation, sale, installation and servicing of recharging and conversion equipment and facilities related to electric vehicles ("Equipment and Facilities Activities" or "E&F Activities"); (c) to provide financing to customers in connection with their purchase or lease of EBikes or their payment obligations in respect of E&F Activities engaged in on their behalf ("Customer Financing"); (d) for CSW to finance the EV Business by acquiring common stock of NewCo, making loans and providing guarantees and other credit support to NewCo and Services which, together with securities acquisitions, capital contributions and open account advances that are exempt from the requirement of Commission approval under the Act, do not exceed an aggregate amount outstanding at any time of $25 million ("Financing"); and (e) to engage in certain related activities ("Related Activities"). Related Activities may include without limitation: (i) the sale, lease and/or rental of batteries for use with EBikes; (ii) the sale of spare parts and repair kits for EBikes; and (iii) providing repair and maintenance services for EBikes and related equipment. Collectively, all of the foregoing activities are referred to herein as the "Activities".
                  The   Applicant   state  that  the   Activities   promote  new
electro-technologies and the use of electricity as an alternative source of fuel for vehicles by increasing the availability of EBikes and providing necessary infrastructure and related services for electric vehicles so that customers will be more likely to consider electric vehicles as an alternative to traditional vehicles.
                  The  Applicants  propose  to engage in the  Activities  either directly through Services or indirectly through NewCo, which would be a newly-formed first tier subsidiary of CSW. During the initial phases of CSW's EV Business, the expense of creating and maintaining a separate subsidiary may not be warranted. However, as the business grows and develops, the Applicants may decide to conduct the business through NewCo. In either case, the Applicants will treat its EV Business as a separate cost and revenue center for accounting purposes. The Applicants request authority for Services to transfer or assign the EV Business to NewCo whenever they deem such action appropriate in light of prevailing regulatory and business conditions.
                  CSW proposes to provide  Financing  for the  Activities  in an aggregate amount outstanding at any time of up to $25 million. If Financing is provided to Services, the funds shall be designated for the Activities. Upon the organization of NewCo, CSW proposes to make an initial purchase of 100 shares of NewCo common stock for an aggregate purchase price of $1,000. CSW also proposes to make loans to NewCo and Services from time to time prior to December 31, 2002, with maturities no later than December 31, 2003. Each such loan will bear an interest rate that will not exceed the prime rate in effect on the date of the loan at a bank designated by CSW, and will be evidenced by a note payable to CSW by NewCo or Services. CSW further proposes to guarantee or to act as surety on bonds, indebtedness and performance and other obligations undertaken by Services or NewCo in connection with their EV Business. Such guarantees or arrangements will be made from time to time through December 31, 2002, and will expire or terminate no later than December 31, 2004. The total amount of all common stock purchases, loans and guarantees for which authorization is sought (together with all purchases by CSW of NewCo securities and capital contributions and open account advances that are exempt from the requirement of Commission approval) will not exceed $25 million at any time outstanding.
                  Customer  Financing provided by Services or NewCo may take the form of capital leases, operating leases or promissory notes with terms of one to thirty years, priced at fair market value. The Applicants expect that a majority of this financing will be placed by Services or NewCo with third party lenders and leasing companies.
                  Although  the   Applicants   expect  that  Services  or  NewCo
initially would engage in the Activities in the states in which the Operating Companies currently provide electric service (Texas, Oklahoma, Arkansas and Louisiana) and in states contiguous to the service areas of the Operating Companies, including Colorado, Kansas, Missouri and New Mexico, CSW requests authority herein to engage in such activities anywhere in the United States. The Applicants have provided copies of this Application to the state regulatory commissions having jurisdiction over the Operating Companies and invited their comments.
                  The  Applicants  will file  certificates  pursuant  to Rule 24 under the Act within 60 days after the end of each calendar quarter setting forth the following information: (1) the dollar amount of revenue from each of EBike sales and leases, E&F Activities, Related Activities and Customer Financing during the quarter; (2) the type and dollar amount of any Financing by CSW in support of the EV Business during the quarter; (3) the aggregate outstanding amount of Customer Financing as of the end of the quarter; and (4) an unaudited profit and loss statement for the quarter and a statement of accounts as of the end of the quarter for the EV Business, if the business is being conducted by Services, or an unaudited balance sheet as of the end of the quarter and an unaudited income statement for the quarter, if the EV Business is being conducted by NewCo.
                  For the Commission,  by the Division of Investment Management,
pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary